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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                SCHEDULE 13E-4
                               (Amendment No. 1)

                            ------------------------

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         COLEMAN WORLDWIDE CORPORATION
                                (NAME OF ISSUER)

                         COLEMAN WORLDWIDE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                  LIQUID YIELD OPTION(TM) NOTES DUE MAY 27, 2013
                          (ZERO COUPON-SENIOR SECURED)
                         (TITLE OF CLASS OF SECURITIES)

                                  193672 AA 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------
                               BARRY F. SCHWARTZ
                            EXECUTIVE VICE PRESIDENT
                         COLEMAN WORLDWIDE CORPORATION
                           1767 DENVER WEST BOULEVARD
                             GOLDEN, COLORADO 80401
                                 (303) 202-2400
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                            ------------------------

                                    Copy to:
                                 ALAN C. MYERS
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000
                            ------------------------
                                  MAY 23, 1997
                      (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)


                           CALCULATION OF FILING FEE

                    Transaction Valuation                                           Amount of Filing Fee*
              ($561,553,000 principal amount of                                           $38,591.05
           Liquid Yield Option(TM) Notes due
                   May 27, 2013 at $343.61
           per $1,000 principal amount at maturity)
                       $192,955,226.33

 * In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee is determined by multiplying the transaction valuation by one-fiftieth of one percent.

/x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

    Amount Previously Paid: $38,591.05           Filing Party: Coleman Worldwide
                                                               Corporation
    Form or Registration No.: Schedule 13E-4     Date Filed: May 23, 1997

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(TM)Trademark of Merrill Lynch & Co., Inc.
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         This Amendment No. 1 amends the Issuer Tender Offer Statement on
Schedule 13E-4 filed on May 23, 1997 (the "Schedule 13E-4"), by Coleman Worldwide Corporation, a Delaware corporation ("the Company"), relating to the offer by the Company to accept for exchange for cash, pursuant to the Indenture dated as of May 27, 1993, between the Company and First Trust National Association, as successor Trustee, any and all of its outstanding of the Liquid Yield Option(TM) Notes due May 27, 2013 (the "LYONs") at $343.61 per $1,000 principal amount at maturity, net to the exchanging holder of LYONs, upon the terms and subject to the conditions set forth in the Offer to Accept LYONs for Exchange for Cash and the related Letter of Transmittal (which collectively constitute the "Exchange Offer"), copies of which were filed as Exhibits (a)(1) and (a)(2) to the Schedule 13E-4. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Exchange Offer.


Item 8.  Additional Information.

         Item 8 is hereby amended to add the following:

         On May 27, 1997, the Company announced that on Friday, May 23, 1997, it commenced the Exchange Offer.


Item 9.  Material to be Filed as Exhibits.

         Item 9 is hereby amended to add the following:

         (a)(8)  Press release dated May 27, 1997.



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(TM)  Trademark of Merrill Lynch & Co., Inc.


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                                   SIGNATURE

         After due inquiry, and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                     COLEMAN WORLDWIDE CORPORATION

                                     By: /s/ Barry F. Schwartz
                                         -------------------------------------
                                         Name:   Barry F. Schwartz
                                         Title:  Executive Vice President


Dated:   May 27, 1997


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                                 EXHIBIT INDEX


Exhibit  Description

(a)(8)   Press release dated May, 27, 1997.


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